AH
5-30-2003



03054373

RECD S.E.C.
MAY 5 2003
516

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 5 2003
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgetrade.Com Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky — 212-271-6470
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley Stahl & Company Cert #47963
(Name — *if individual, state last, first, middle name*)

2375 Bedford Ave.	Bellmore	NY	11710
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgetrade.Com Inc., as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 31, 20[illegible]

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.
- ☒ (p) A reconciliation of Company's computation of net capital with audited financial statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGETRADE.COM INC.

TABLE OF CONTENTS

AUGUST 31, 2002

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

2375 BEDFORD AVENUE
BELLMORE, NY 11710

(516) 221-5005
Fax: (516) 221-5115

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Edgetrade.Com Inc.

We have audited the accompanying statement of financial condition of Edgetrade.Com Inc. as of August 31, 2002, and the related statements of operations and (deficit), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that this audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgetrade.Com Inc. at August 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stanley Stahl & Company
CERTIFIED PUBLIC ACCOUNTANTS

Bellmore, New York
October 17, 2002

EDGETRADE.COM INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 692,870
Clearing deposit	100,083
Due from broker	61,290
Accounts receivable – other	23,360
Prepaid expenses	28,536
Total Current Assets	906,139
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – net of accumulated depreciation of $351,891	299,870
RESEARCH AND DEVELOPMENT COSTS-net of accumulated amortization of $206,929	1,237,937
SECURITY DEPOSITS	77,152
	$ 2,521,098

LIABIILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Notes payable	$ 202,000
Accounts payable	436,762
Commissions payable	52,246
Total Current Liabilities	691,008
STOCKHOLDERS' EQUITY:	
Common stock – authorized 40,000,000 shares, one cent par value; 22,198,385 shares issued and outstanding	221,984
Paid-in capital	2,953,693
(Deficit)	(1,345,587)
	1,830,090
	$ 2,521,098

See notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF OPERATIONS AND (DEFICIT)

FOR THE YEAR ENDED AUGUST 31, 2002

REVENUES	
Commissions	$ 6,530,386
Net trading profits	6,984
Interest and dividends	4,919
Disaster recovery revenue	215,155
Total Revenue	6,757,444
EXPENSES	
Brokerage, clearing and exchange fees	3,274,161
Employee compensation and benefits	1,654,588
Occupancy costs	345,287
Communications and data processing	342,649
Professional and consulting fees	115,471
Business development expenses	250,159
Depreciation and amortization	210,280
Interest expense	55,245
Other	1,949
Total Expenses	6,249,789
NET INCOME BEFORE PROVISION FOR INCOME TAXES	507,655
PROVISION FOR INCOME TAXES	6,824
NET INCOME	500,831
(DEFICIT) – beginning of year	(1,846,418)
(DEFICIT) – end of year	$ (1,345,587)

See notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2002

	Common Stock	Paid-In Capital	(Deficit)	Total
Balance – beginning of year	$ 220,837	$ 2,818,840	$ (1,846,418)	$ 1,193,259
Common stock issued	1,147	134,853	-	136,000
Net income	-	-	500,831	500,831
Balance – end of year	$ 221,984	$ 2,953,693	$ (1,345,587)	$ 1,830,090

See notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 500,831
Adjustments to reconcile net increase in net cash provided by operating activities:	
Depreciation and amortization	210,280
(Increase) decrease in operating assets:	
Deposits with clearing organization	180,601
Due from broker	(36,632)
Accounts receivable – other	18,650
Prepaid expenses	8,555
(Decrease) increase in operating liabilities:	
Accounts payable and accrued expenses	152,676
Commissions payable	24,545
Total adjustments	558,675
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,059,506
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(123,235)
Research and development costs	(403,433)
Increase in security deposits	(32,344)
NET CASH (USED IN) INVESTING ACTIVITIES	(559,012)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from the issuance of common stock	136,000
Proceeds from notes payable	53,000
Repayment of notes payable	(485,750)
NET CASH (USED IN) FINANCING ACTIVITIES	(296,750)
NET INCREASE IN CASH AND CASH EQUIVALENTS	203,744
CASH AND CASH EQUIVALENTS –beginning of year	489,126
CASH AND CASH EQUIVALENTS –end of year	$ 692,870

SUPPLEMENTAL INFORMATION	
Cash paid during the year for:	
Interest expense	$ 55,245

See notes to financial statements.

EDGETRADE.COM INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

NOTE 1 - ORGANIZATION

Edgetrade.Com Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission, and is a member of both the National Association of Security Dealers, Inc. and the Securities Investor Protection Corporation. It was incorporated on September 14, 1999 pursuant to the provisions of the General Corporation Law of the State of Delaware.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

The Company provides direct access trading technology to institutional customers. The products and services are delivered through state-of-the-art technology and offered both online and at the Company's corporate office.

COMMISSIONS:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

EXPENSES:

Expenses are recorded as incurred on a functional basis.

DEPRECIATION AND AMORTIZATION:

Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization of leasehold improvements and organization costs is taken over five years. Amortization of research and development costs is taken over ten years.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of ninety days or less.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The accounts of the Company as well as the trading accounts of customers and the related income and investments transactions are handled through one clearing broker.

NOTE 4 - RETIREMENT PLAN

The Company has a 408(k) prototype simplified employee pension plan (SEP) effective October 1, 1999 for employees over 18 years of age who have worked at least three months and who have an annual salary of at least $300. The maximum employee contribution is the lesser of 15% of the employee's compensation or $30,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) The Company leases office space from Peamibat Associates LP on the tenth and twenty second floor of 5 Hanover Square, New York, New York under two five year leases.

The lease for the tenth floor commenced August 1, 1997. This lease was renewed on June 15, 2002 at an annual rent of $138,208 for the first two years and $148,000 for the next three years.

The lease for the twenty second floor commenced December 15, 1999 at an annual rental of $187,800 for the first three years and $194,064 for the next two and a half years. Additional space was rented commencing December 20, 1999 for approximately four and a half years at an annual rental of $7,170

The company also rents storage space on a month to month basis.

Rent expense paid by Edgetrade.Com Inc. for the year ended August 31, 2002 was $303,035.

Minimum future rentals to be paid under these leases are:

2003	$ 337,354
2004	340,265
2005	349,314
2006	148,080
2007	135,740
	$ 1,310,753

b) The Company is obligated under several leases for office equipment with terms ranging from 24 to 36 months. Rental expense paid by Edgetrade.Com Inc. for the fiscal year ended August 31, 2002 was approximately $409,658.

Minimum future rentals to be paid under these leases are:

2003	$ 53,002

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued)

c) The Company has a clearing agreement with Southwest Securities Inc. effective for a two year period commencing August 25, 1997. No new clearing agreement other than small amendments to the original contract was signed after end of the original two year period. This agreement can be terminated at any time with sufficient prior notice. Southwest Securities clears and maintains cash, margin or other accounts for the Company or the Company's customers.

NOTE 6 - EDGETRADE.COM INC. 1999 STOCK INCENTIVE PLAN

The purposes of this Stock Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Subject to any adjustments upon changes in capitalization or corporate transactions, the maximum aggregate number of shares which may be issued pursuant to all awards including incentive stock options, is 1,000,000 shares. As of August 31, 2000, three stock incentive awards totaling 32,417 shares were exercised, leaving a balance of 967,583 shares available.

An additional 1,600,000 shares were designated for awards and stock incentives options. A corporate resolution on December 5, 2000 provided a two for one stock split. As a result 5,134,624 shares were available for the future incentive awards.

At August 31, 2002, 1,309,626 stock option shares were granted of which 670,375 of those shares vested.

Since the prevailing purchase price of these shares is less than the stock option purchase price no provision has been made for future exercise of these options.

Two employees gave up their stock options and were awarded in aggregate 2,561,670 shares of incentive stock that will become 100% vested upon the occurrence of a subsequent liquidity event.

NOTE 7 - NOTES PAYABLE

Notes payable consist of the following:

NASD subordinated loan agreement maturing June 29, 2003 with interest at 6% per annum	$ 200,000
Accrued interest on above note	2,000
	$ 202,000

The cash proceeds covered by the subordinated loan agreements listed above shall be used and dealt with by the Broker-Dealer as part of its capital and shall be subject to the risks of the business. The lender irrevocably agrees that the obligations of the Broker-Dealer under this agreement with respect to payment of principal and interest shall be and are subordinate in right of payment and subject to the prior payment of all claims of all other present and future creditors of the Broker-Dealer arising out of any matter occurring prior to the date on which the related payment matures.

NOTE 8 - EQUIPMENT SALE AND LEASEBACK

As of August 31, 2002 three separate groups of equipment totaling $192,566 were sold to Southwest Securities Inc. This equipment will be leased back to Edgetrade.Com Inc under three separate two year leases. Upon fulfillment of these leases Edgetrade.Com Inc shall have the right to purchase this equipment for a price of $29,636 which approximates the market value at the termination of the lease.

Minimum future rentals to be paid under this lease are as follows:

2003	$ 50,442
2004	22,882
	$ 73,324

NOTE 9 – RESEARCH AND DEVELOPMENT COSTS

In accordance with Statement of Position 98-1, the following initial project development costs incurred through August 31, 2002 have been capitalized and will be amortized over a ten year useful life.

Salaries and payroll taxes	$1,305,106
Agency fees	104,630
Other costs	35,130
	$1,444,866

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2002, the Company had an allowable capital of approximately $363,235, which was $263,235 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 1.35 to 1.

NOTE 11 - INCOME TAXES

Federal taxes	$ 0
State taxes	4,369
City taxes	1,637
Other taxes	818
	$ 6,824

No provision has been made as of August 31, 2002, for any potential 20 year loss carryforwards.

NOTE 12 - STOCKHOLDERS' EQUITY

The Company's equity structure is comprised only of common stock ownership. On December 5, 2000 a corporate resolution enacted a two-for-one split resulting in 40,000,000 shares authorized with a par value of $.01 per share. 5,124,624 shares of common stock are reserved for issuance under the company's 1999 Stock Incentive Plan. To date 22,198,385 shares have been issued and are outstanding as follows:

	No. of Shares
Issued in consideration of contributing membership interests in Edgetrade Securities LLC	20,000,000
Issued in consideration for services to be rendered per employment agreement	151,134
Stock subscription sales	2,014,292
Employee stock incentive plan	32,939
	22,198,365

SCHEDULE I

EDGETRADE.COM INC.

FINANCIAL AND OPERATIONAL COMBINED

UNIFORM SINGLE REPORT – PART IIA

AS OF AUGUST 31, 2002

COMPUTATION OF NET CAPITAL:

Total ownership equity from statement of financial condition	$ 1,830,090	[3480]
Total ownership equity qualified for net capital	1,830,090	[3500]
Liabilities subordinated to claims of general creditors allowable in computation of net capital	200,000	[3520]
Total capital and allowable subordinated liabilities	2,030,090	[3530]
Total non allowable assets from statement of financial condition	1,666,855	[3540]
Net capital before haircuts	363,235	[3640]
Net capital	363,235	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital	363,235	[3750]
Minimum net capital	32,733	[3756]
Minimum dollar net capital requirement	100,000	[3758]
Net capital requirement	100,000	[3760]
Excess net capital	263,235	[3770]
Excess net capital at 1000% [$363,235 - $49,101]	314,134	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total liabilities from statement of financial condition	491,008	[3790]
Total aggregate indebtedness	491,008	[3840]
Percentage of aggregate indebtedness to net capital [$491,008 ÷ $363,235]	135%	[3850]
Percentage of debt-equity total computed in accordance with Rule 15c3-1(d)	11%	[3860]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SWS SECURITIES INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

See notes to financial statements.

SCHEDULE III

EDGETRADE.COM INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

OF NET CAPITAL

INCLUDED IN PART II OF FORM X-17A-5

AS OF AUGUST 31, 2002

Net capital as recorded in Company's Part II (unaudited) Focus report	$ 360,056
Increase in clearance account receivable from brokers	2,764
Adjustment to accumulated amortization	11,714
Reduction of other receivables	(9,000)
Adjustment to prepaid expenses	(2,714)
Adjustment to haircuts on securities	415
Net capital as recorded in Company's Part II (per audited) Focus report	$ 363,235

See notes to financial statements.

EDGETRADE.COM INC.

SCHEDULE OF EXPENSES

FOR THE YEAR ENDING AUGUST 31, 2002

	Total	Brokerage Clearing and Exchange Fees	Employee Compensation and Benefits	Occupancy Costs	Communi-cations and Data Processing	Professional and Consulting Fees	Business Development Expenses	Depreciation and Amortization	Interest Expense	Other
Salaries	$1,455,796	$ -	$ 1,455,796	$ -	$ -	$ -	$ -	$ -	$ -	$ -
FICA/Medicare	87,007		87,007							
Unemployment	19,492		19,492							
Life insurance	6,804		6,804							
Commissions	471,883	471,883								
Commission brokers	8,103	8,103								
Execution fees	1,428,692	1,428,692								
Licensing	549,428	549,428								
Information & quote	377,317	377,317								
Rent	303,035			303,035						
Communications	254,143				254,143					
Telephone	69,608				69,608					
Network	1,981				1,981					
Postage	6,062						6,062			
Equipment lease	409,658	409,658								
Office supplies	29,460			29,460						
Advertising and promotion	39,192						39,192			
Interest expense	55,245								55,245	
Repairs & maintenance	12,792			12,792						
Travel	13,800						13,800			
Entertainment	141,772						141,772			
Local travel	15,553						15,553			
Auto expense	23,236						23,236			
Computer expense	8,653						8,653			
NASD	28,658	28,658								
State registration	422	422								
Bank charges	30					30				
Paycheck fees	2,626					2,626				
Transichex	586						586			
Credit card fees	1,949									1,949
Books/subscriptions	6,851				6,851					
Accounting	54,949					54,949				
Legal	42,119					42,119				
Agency fees	9,222		9,222							
Computer consulting	110					110				
Exposition costs	1,291						1,291			
Medical insurance	61,048		61,048							
Life insurance	1,025		1,025							
Liability insurance	10,066				10,066					
Workmen's compensation	14,194		14,194							
Fidelity bond	1,237					1,237				
Other insurance	14,400					14,400				
Amortization	124,315							124,315		
Depr - equipment	80,140							80,140		
Depr - furniture & fixtures	5,492							5,492		
Organization expense	333							333		
Subscriptions	14						14			
	$6,249,789	$3,274,161	$ 1,654,588	$ 345,287	$ 342,649	$ 115,471	$ 250,159	$ 210,280	$55,245	$1,949

See notes to financial statements.